EXHIBIT 10(i)

EXECUTION COPY

STOCK PURCHASE AGREEMENT

Dated as of July 5, 2004

among

BHI INVESTMENT, LLC,

BW HOLDINGS LLC,

BORDEN HOLDINGS, INC.,

BORDEN CHEMICAL, INC.,

CRAIG O. MORRISON

and

JOSEPH P. BEVILAQUA

                SCHEDULES

Schedule 1.3          Amount to be Paid to Paying Agent
Schedule 1.6(b)         Bonus Payment Amounts
Schedule 1.6(b)(i)                              Terms of Deferred Stock Plan
Schedule 2.1(b)         Seller Consents and Approvals
Schedule 2.1(c)         Ownership of Shares
Schedule 2.2(c)         Subsidiaries
Schedule 2.2(c)(iii)                            Acquisitions and Divestitures
Schedule 2.2(d)                                 Capitalization
Schedule 2.2(e)                           Borden and Holdings Consents and Approvals
Schedule 2.2(f)(ii)                              Borden Financial Statements
Schedule 2.2(f)(iii)        Holdings Financial Statements
Schedule 2.2(g)                                 Absence of Material Adverse Changes
Schedule 2.2(h)(i)                              Borden Absence of Undisclosed Liabilities
Schedule 2.2(h)(ii)                             Holdings Absence of Undisclosed Liabilities
Schedule 2.2(i)                                  Real and Personal Properties
Schedule 2.2(j)(ii)                              Tax Returns
Schedule 2.2(j)(iii)        Tax Deficiencies; Audits; Statutes of Limitations
Schedule 2.2(j)(iv)        Tax Agreements
Schedule 2.2(k)         Compliance with Laws; Permits
Schedule 2.2(l)                       Legal Proceedings
Schedule 2.2(m)         Environmental Matters
Schedule 2.2(n)(i)             Material Benefit Plans
Schedule 2.2(n)(iii)           Exceptions to Qualification of Benefit Plans
Schedule 2.2(n)(iv)           Exceptions to Benefit Liability
Schedule 2.2(n)(v)            Benefit Plan Legal Proceedings
Schedule 2.2(n)(vi)           Section 280G Schedule
Schedule 2.2(o)(i)            Ownership and Use of Intellectual Property
Schedule 2.2(o)(ii)            Trademarks and Trade Dress
Schedule 2.2(o)(iii)            Intellectual Property Proceedings
Schedule 2.2(p)              Insurance Policies
Schedule 2.2(q)             Transactions with Affiliates
Schedule 2.2(r)              Brokers, Finders
Schedule 2.3(c)              Buyer Consents and Approvals
Schedule 2.3(e)(i)                                Debt Financing Commitment
Schedule 2.3(e)(ii)             Equity Financing Commitment
Schedule 3.2               Permitted Actions
Schedule 3.4                Key Employees
Schedule 3.6                Affiliate Relations
Schedule 3.8                Holdings Bond Schedule
Schedule 3.8(e)               Letters of Credit and Surety Bonds
Schedule 3.9                Directors and Officers
Schedule 3.12               Guarantees
Schedule 5.1                Collective Bargaining Agreements
Schedule 5.7                Borden Bonus Plans
Schedule 6.2                Transaction Costs and Expenses
Schedule 6.14               Knowledgeable Employees

INDEX OF DEFINED TERMS
Term	Page

Acquisitions and Divestitures	10
Adjustment Amount	5
Adjustment Statement	4
Affiliate	37
Affiliate Indebtedness	28
Agreement	1
Antitrust Division	24
Apollo	22
BDS Two	1
Benefit Plans	19
Board of Directors	37
Bonus Payment Amount	7
Borden	1
Borden Audited Financial Statements	12
Borden Bonus Plans	32
Borden Common Stock	1
Borden Financial Statements	12
Borden Shares	1
Borden Shares Purchase Price	2
Business Employees	19
Buyer	1
BW	1
BW’s Statement	5
Closing	7
Closing Date	7
Closing Date Cash	3
Closing Date Indebtedness	3
Code	19
Collective Bargaining Agreements	31
Common Share Consideration	2
Conclusive Adjustment Statement	6
Conclusive Statement	6
Debt Financing	22
Debt Financing Agreement	29
Debt Financing Commitment	22
Encumbrances	14
Environmental Laws	18
Environmental Licenses and Permits	18
Equity Financing	22
Equity Financing Commitment	22
ERISA	19
Estimated Closing Date Cash	3
Estimated Closing Date Indebtedness	3
Estimated Net Working Capital	4
Exchange Act	12
Financing	22
Financing Commitments	22
FTC	24
GAAP	12
Governmental Authority	17
Guarantees	28
Hazardous Substances	18
Holdings	1
Holdings Amount	5
Holdings Common Stock	1
Holdings Financial Statements	12
Holdings Shares	1
HSR Act	8
Indebtedness	37
Individual Restricted Shares	1
Individual Seller	1
Individual Seller Shares	1
Knowledge of Holdings	38
Laws	8
March Financial Statements	12
Material Adverse Effect	9
Net Working Capital	4
Neutral Accounting Arbitrator	6
Option Plan	7
Other Antitrust Regulations	8
Paying Agent	38
Permits	16
Person	38
Potential Transaction	30
Preferred Stock	10
Preliminary Statement	4
Resolution Period	6
Returns	15
SEC Reports	12
Securities Act	22
Sellers	1
Sellers’ Closing Expense Amount	33
Shares	1
Sharing Percentage	27
Site	18
Statement	4
Stock Option	7
Stock Option Settlement Amount	7
Subsidiaries	10
Target Net Working Capital	2
Taxes	15
Transfer Taxes	34
Unrecorded Holdings Assets	5
Unrecorded Holdings Liabilities	5
WARN	32

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of July 5, 2004 (this “Agreement”) among BHI INVESTMENT, LLC, a Delaware limited liability company (“Buyer”), BW HOLDINGS LLC, a Delaware limited liability company (“BW”), BORDEN HOLDINGS, INC., a Delaware corporation (“Holdings”), BORDEN CHEMICAL, INC., a New Jersey corporation (“Borden”), CRAIG O. MORRISON and JOSEPH P. BEVILAQUA (each of the last two individuals, an “Individual Seller” and, together with BW, the “Sellers”).

W I T N E S S E T H :
WHEREAS, BW owns 2,000,000 shares of common stock (the "Holdings Common Stock”), par value $0.01 per share, of Borden Holdings, Inc., a Delaware corporation (“Holdings”), representing 100% of the outstanding shares of capital stock of Holdings (the “Holdings Shares”), and Holdings in turn owns 198,974,994 shares of common stock of Borden, par value $0.01 per share (the “Borden Common Stock”);

WHEREAS, the Individual Sellers collectively own 1,920,634 shares (including 1,587,301 restricted shares (the “Individual Restricted Shares”)) of Borden Common Stock (all such shares that are not Individual Restricted Shares shall hereinafter be referred to as the “Individual Seller Shares”);

WHEREAS, BDS Two, Inc., a Delaware corporation and wholly-owned subsidiary of Borden (“BDS Two”), owns 858,970 shares of Borden Common Stock;

WHEREAS, Holdings, BDS Two and the Individual Sellers collectively own 100% of the outstanding shares of capital stock of Borden (the “Borden Shares” and, together with the Holdings Shares, the “Shares”);

WHEREAS, Buyer desires to purchase from BW, and BW desires to sell to Buyer, the Holdings Shares pursuant to this Agreement;

WHEREAS, Buyer desires to purchase from the Individual Sellers, and the Individual Sellers desire to sell to Buyer, the Individual Seller Shares pursuant to this Agreement;

NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE STOCK PURCHASE

1.1   Aggregate Consideration
. The aggregate amount to be paid or funded by Buyer pursuant to Sections 1.2, 1.3, 1.6, 3.10 and 6.2 is an amount equal to $1,150,500,000 less Estimated Closing Date Indebtedness plus Estimated Closing Date Cash (plus the amount, if any, that the Estimated Net Working Capital is greater than the Target Net Working Capital and minus the amount, if any, that the Estimated Net Working Capital is less than the Target Net Working Capital) (subject to adjustment as provided in Section 1.4) and shall be allocated as set forth in such sections.

1.2   Holdings Stock Purchase. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below), BW shall sell to Buyer, and Buyer shall purchase from BW, the Holdings Shares.

(b)   In consideration for the sale and transfer of the Holdings Shares, and upon the terms and subject to the conditions of this Agreement, on the Closing Date (as defined below), Buyer shall pay or cause to be paid to the Paying Agent by wire transfer in immediately available funds an aggregate amount equal to the Borden Shares Purchase Price. The “Borden Shares Purchase Price” shall be determined in accordance with the following formula:

STEP 1:
CSC = PP + OPTPR
   (CS + OPT)
where           CS     =  Number of shares of Borden Common Stock outstanding immediately prior to the Closing
           CSC   =  Common Share Consideration
OPT   =  Number of Borden Shares covered by the In-the Money Stock Options (as defined in Section 1.6) outstanding immediately prior to the Closing
OPTPR  =  Aggregate exercise price of all In-the-Money Stock Options outstanding immediately prior to the Closing
PP       =  $1,150,500,000, less (1) the sum of (A) the Estimated Closing Date Indebtedness (as defined below), (B) any amounts to be provided or arranged by the Buyer pursuant to Section 3.10, (C) the Sellers’ Closing Expense Amount (as defined in Section 6.2), (D) one-half of the Bonus Payment Amount and (E) the amount, by which the Estimated Net Working Capital (as defined below) is less than $109,200,000 (the “Target Net Working Capital”), plus (2) the amount, by which the Estimated Net Working Capital is greater than the Target Net Working Capital plus (3) the Estimated Closing Date Cash (as defined below).
STEP 2:
BSPP   = (CSC x BCS)

        where       BSPP   =  Borden Shares Purchase Price
CSC     =  Common Share Consideration determined in accordance with Step 1
BCS     =  Number of shares of Borden Common Stock owned by Holdings immediately prior to the Closing.

    No later than the close of business on the business day prior to the Closing Date, BW will provide to Buyer in writing its good faith estimate of (i) the number of outstanding Stock Options, (ii) the number of outstanding shares of Borden Common Stock, (iii) the number of shares of Borden Common Stock owned by Holdings, (iv) all Closing Date Indebtedness and (v) the Closing Date Cash. “Closing Date Cash” means the amount of cash on hand on the Closing Date, at Holdings and its Subsidiaries, after application of the withholding taxes applicable to the repatriation of such cash plus the D&O Insurance Amount (which amount of cash shall (i) be calculated before any payments of transaction costs and expenses of Holdings, Borden and the Sellers and (ii) shall exclude any Stock Option Settlement Amount or Bonus Payment Amount (as each is defined in Section 1.6) and any other payment in respect of any Stock Option to the extent such amounts are included in OPTPR (as defined above)). “Closing Date Indebtedness” means all Indebtedness owed by Holdings or Borden or any of their respective Subsidiaries (other than Indebtedness owed to Holdings or any Subsidiaries of Holdings), outstanding on the Closing Date. The estimates of the Closing Date Indebtedness and the Closing Date Cash provided to Buyer pursuant to the foregoing sentence are referred to herein as the “Estimated Closing Date Indebtedness” and the “Estimated Closing Date Cash”, respectively.

(c)   On the Closing Date, upon the terms and subject to the conditions of this Agreement, BW shall cause the Paying Agent to deliver to Buyer certificates representing the Holdings Shares duly endorsed, or accompanied by stock powers duly executed, with all necessary stock transfer stamps attached thereto and canceled.

1.3   Borden Stock Purchase. (a) Upon the terms and subject to the conditions of this Agreement, unless otherwise agreed by Buyer and an Individual Seller, at the Closing, the Individual Sellers shall sell to Buyer, and Buyer shall purchase from the Individual Sellers, the Individual Seller Shares.

    (b)   In consideration for the sale and transfer of the Individual Seller Shares, and upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer shall pay or cause to be paid to the Paying Agent by wire transfer in immediately available funds an aggregate amount equal to the product of the Common Share Consideration determined under Section 1.2(b) and the Individual Seller Shares. The amount to be paid to the Paying Agent in respect of the Borden Shares held by each Individual Seller is set forth on Schedule 1.3.

(c)   On the Closing Date, upon the terms and subject to the conditions of this Agreement, the Individual Sellers shall cause the Paying Agent to deliver to Buyer certificates representing the Individual Seller Shares duly endorsed, or accompanied by stock powers duly executed, with all necessary stock transfer stamps attached thereto and canceled.

1.4   Purchase Price Adjustment
. (a) BW shall, at least two business days prior to the Closing Date, cause to be prepared and delivered to Buyer a statement (the “Preliminary Statement”) setting forth the estimated calculations of the Net Working Capital (the “Estimated Net Working Capital”) as of the close of business on the Closing Date but immediately prior to the Closing. “Net Working Capital” shall mean the current assets less the current liabilities of Borden and its Subsidiaries, all as determined in accordance with generally accepted accounting principles and practices as applied on a consistent basis in the preparation of the Financial Statements (as defined in Section 2.2(f)); provided that, in determining Net Working Capital, (i) there shall not be any reevaluation of the reserves (with the “Current Portion of Restructuring Reserve, Litigation and Legal Fee Reserve and Environmental Reserve” to be $18.6 million less any cash expenditures related thereto from May 31, 2004 through the Closing) or write down of inventory from their respective levels at December 31, 2003 (so long as since such date (x) there have been no changes in accounting principles in effect and used to calculate such levels or amounts and (y) no events have occurred that could materially impact these amounts or levels), (ii) cash and Indebtedness (other than the portion of Indebtedness described in clauses (b), (c) and (f) of the definition of Indebtedness that is reflected as a current liability of Borden and its Subsidiaries) shall be excluded, (iii) the liabilities with respect to Stock Option Settlement Amount or Bonus Payment Amounts (as each is defined in Section 1.6), any payment on or with respect to any Stock Option, included in OPTPR and any cash received upon exercise of any Stock Options shall be excluded, (iv) the transaction costs and expenses of Holdings, Borden and the Sellers shall be excluded, (v) net deferred income tax assets/liabilities and income taxes payable/receivable shall be excluded, (vi) any Affiliate Indebtedness shall be excluded, (vii) non-operating Affiliate payables and receivables (which includes management fees and director’s fees) which are to be satisfied or cancelled in accordance with Section 3.6 shall be excluded, (viii) any amounts payable to, or received by, Holdings or its Subsidiaries in connection with or as a result of (w) Delta-Ha Inc.’s exercise of its option to purchase Class B Interests from Borden Chemical Foundry, Inc. (x) the sale of the assets and order book of Combined Composite Technologies Limited and (y) the sale of the Pressure Sensitive business, all shall be excluded from Net Working Capital and shall not be included as cash, and if received and used by the Sellers to reduce Indebtedness prior to the Closing Date, then the amount of such Indebtedness payment shall be disregarded for purposes of calculating the amount of Closing Date Indebtedness, and (ix) any Tax benefits related to the write-off of unamortized loan fees in connection with the transaction shall be excluded.

Within 90 calendar days after the Closing Date, Buyer shall cause to be prepared and delivered to BW a statement (the “Statement”) setting forth (i) the Net Working Capital, (ii) the Closing Date Indebtedness and (iii) the Closing Date Cash and the detailed components and calculation of each of Net Working Capital, Closing Date Indebtedness and Closing Date Cash, in each case as of the time immediately prior to Closing on the Closing Date. At the same time, Buyer shall also cause to be prepared and delivered to BW a statement (the “Adjustment Statement”) setting forth the calculations of (A) the amount of the Net Working Capital as shown on the Statement minus the Estimated Net Working Capital, (B) the amount of the Estimated Closing Date Indebtedness minus the Closing Date Indebtedness as shown on the Statement, (C) the amount of the Closing Date Cash as shown on the Statement minus the Estimated Closing Date Cash and (D) the Holdings Amount (if any). “Holdings Amount” shall mean the amount of Unrecorded Holdings Assets minus Unrecorded Holdings Liabilities; provided, that if such difference is less than $2 million, if positive, or less than negative $2 million, if negative, the Holdings Amount shall be deemed to be zero. “Unrecorded Holdings Liabilities” means liabilities recorded on the balance sheet included in the audited financial statements of Holdings for the year ended December 31, 2003, (other than (i) liabilities recorded or adjusted as a result of adjustments arising from the application of purchase accounting (with respect to Borden and the pension liability payable from Borden Capital to BCI) to the audited financial statements of Holdings for the year ended December 31, 2003, (ii) liabilities to the extent not reflecting an obligation by Holdings to make a cash payment and (iii) liabilities reflected on the balance sheet included in the Borden Audited Financial Statements or described in the notes thereto) that are not (a) reflected on the draft unaudited consolidating balance sheet of Holdings as of December 31, 2003 or (b) described in the notes to the Holdings Financial Statements. “Unrecorded Holdings Assets” means assets recorded on the balance sheet included in the audited financial statements of Holdings for the year ended December 31, 2003 (other than (i) assets recorded or adjusted as a result of adjustments arising from the application of purchase accounting (with respect to Borden and the pension liability payable from Borden Capital to BCI) to the audited financial statements of Holdings for the year ended December 31, 2003, (ii) intangible assets, and (iii) assets reflected on the balance sheet included in the Borden Audited Financial Statements or described in the notes thereto) that are not (a) reflected on the draft unaudited consolidating balance sheet of Holdings as of December 31, 2003 or (b) described in the notes to the Holdings Financial Statements. The sum of the amounts referred to in (A), (B) and (C) above, which might be a negative number, is referred to hereinafter as the “Adjustment Amount”. If, at any time prior to the final resolution of all disputed items on the Statement or the Adjustment Statement, additional information shall become known to BW or Buyer that would change the amount of the Net Working Capital, Closing Date Indebtedness or Closing Date Cash shown on the Statement or the calculation thereof, then BW or Buyer shall have the right to amend the Statement and Adjustment Statement to reflect such additional information. BW or Buyer shall promptly notify Buyer or BW if it shall become aware of any such additional information prior to the end of the Resolution Period.

(b)   After receipt of the Statement and the Adjustment Statement, BW will have 30 calendar days to review the Statement and the Adjustment Statement together with the workpapers used in their preparation. Buyer shall provide BW with access to the relevant books and records, workpapers and employees of Borden and its Subsidiaries reasonably required by BW and its advisors, accountants and agents to conduct such review. Unless BW delivers to Buyer written notice setting forth in reasonable detail the specific items disputed by BW and a written statement setting forth BW’s calculation of each line item shown on the Statement so disputed and the amount in dispute (“BW’s Statement”) on or prior to the thirtieth day after its receipt of the Statement and the Adjustment Statement, BW will be deemed to have accepted and agreed to the Statement and the Adjustment Statement and such agreement will be final and binding. Any items on the Statement or Adjustment Statement as to which BW has not given notice of its objection and provided an alternative calculation on BW’s Statement will be deemed to have been agreed upon by the parties, subject to the penultimate sentence of Section 1.4(b). If BW so notifies Buyer of its objections to any of the Statement or the Adjustment Statement and provides Buyer with the BW’s Statement, Buyer and BW will, within 30 days following the notice (the “Resolution Period”), attempt to resolve their differences. Any resolution by Buyer and BW during the Resolution Period as to any disputed amounts will be final, binding and conclusive.

If Buyer and BW do not resolve all disputed items by the end of the Resolution Period, then all items remaining in dispute will be submitted within 30 days after the expiration of the Resolution Period to a “big four” or such other national independent accounting firm mutually acceptable to Buyer and BW (the “Neutral Accounting Arbitrator”). The Neutral Accounting Arbitrator shall act as an arbitrator to determine only those items in dispute. All fees and expenses relating to the work, if any, to be performed by the Neutral Accounting Arbitrator will be allocated between Buyer, on the one hand, and BW, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Neutral Accounting Arbitrator that is unsuccessfully disputed by such party (as finally determined by the Neutral Accounting Arbitrator) bears to the total amount of such disputed items so submitted. The Neutral Accounting Arbitrator will deliver to Buyer and BW a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Accounting Arbitrator by BW and Buyer) of the disputed items within 30 days of receipt of the disputed items, which determination will be final, binding and conclusive. The final, binding and conclusive Statement and Adjustment Statement, which either are agreed upon by Buyer and BW or are delivered by the Neutral Accounting Arbitrator in accordance with this Section 1.4, will be the “Conclusive Statement” and the “Conclusive Adjustment Statement”, respectively. In the event that either Buyer or BW fails to submit its statement regarding any items remaining in dispute within the time determined by the Neutral Accounting Arbitrator, then the Neutral Accounting Arbitrator shall render a decision based solely on the evidence timely submitted to the Neutral Accounting Arbitrator by Buyer and BW.

(c)   If the Adjustment Amount as shown on the Conclusive Adjustment Statement is a negative number, then the Borden Shares Purchase Price will be reduced by such amount, and BW shall pay to Buyer an amount in cash equal to such Adjustment Amount. If the Adjustment Amount as shown on the Conclusive Adjustment Statement is a positive number, then the Borden Shares Purchase Price will be increased by such amount, and Buyer shall pay to BW an amount in cash equal to such Adjustment Amount. If the Holdings Amount as shown on the Conclusive Adjustment Statement is a negative number, then the Borden Shares Purchase Price will be reduced by such amount, and BW shall pay to Buyer an amount in cash equal to such Holdings Amount. If the Holdings Amount as shown on the Conclusive Adjustment Statement is a positive number, then the Borden Shares Purchase Price will be increased by such amount, and Buyer shall pay to BW an amount in cash equal to such Holdings Amount; provided, that such adjustment may be paid by delivery by Buyer to BW of the assets that resulted in the increase in Unrecorded Holdings Assets. All payments to be made pursuant to this Section 1.4(d) will be made on the second business day following the date on which Buyer and BW agree to, or the Neutral Accounting Arbitrator delivers, the Conclusive Statement and the Conclusive Adjustment Statement. Any payment required to be made by BW or Buyer pursuant to this Section 1.4(d) shall bear interest from the Closing Date through the date of payment at a rate of interest equal to the prime rate per annum publicly announced from time to time by Citibank, N.A. at its principal office in New York City, and shall be payable by wire transfer of immediately available funds to an account or accounts designated by the party entitled to receive such funds prior to the date when such payment is due.

1.5   Closing
. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 6.1, and subject to the satisfaction or waiver of the conditions set forth in Article IV, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m. New York City time on the later of (a) the date that is 45 days from the date of this Agreement and (b) second business day following the satisfaction or waiver of each of the conditions set forth in Article IV hereof (the “Closing Date”), at the offices of O’Melveny & Myers LLP, Seven Times Square, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto.

1.6   Treatment of Stock Options; Payment of Bonus Amounts
. (a) Unless otherwise agreed by Buyer and a holder of an option to purchase Borden Shares (each, a “Stock Option”), one day after the Closing each holder of a Stock Option granted under the 1996 Stock Purchase and Option Plan for Key Employees of Borden and its Subsidiaries, as amended (the “Option Plan”) will be entitled (whether such Stock Options are immediately exercisable or not), to receive from Borden in settlement thereof a cash payment in an amount equal to the excess, if any, of the Common Share Consideration (as determined pursuant to Section 1.2(b)) over the applicable exercise price per Borden Share for each such Stock Option, multiplied by the number of Borden Shares covered by such Stock Option (any such amounts to be paid, together with the amounts that would have been paid under the Stock Options that are cancelled pursuant to an agreement among the Buyer and the holders of such Stock Options, collectively, the “Stock Option Settlement Amount”), net of any applicable withholding taxes. No later than the close of business on the business day prior to the Closing Date, Holdings shall deliver to Buyer a true and complete list setting forth the name of each holder of a Stock Option and the Stock Option Settlement Amount with respect to each such holder. All Stock Options set forth on such list and for which a Stock Option Settlement Amount is to be paid shall be referred to herein as “In-The-Money Stock Options”. Unless otherwise agreed by Buyer and a holder of a Stock Option, all Stock Options (including the Stock Options for which the applicable exercise price per Borden Share exceeds the Common Stock Consideration) shall be canceled upon the payment of the Stock Option Settlement Amount, if any. Borden shall provide prior to closing, evidence of the cancellation of each Stock Option for which the applicable exercise price per Borden Share exceeds the Common Share Consideration.

(b)   Unless otherwise agreed, on the day after the Closing Date, Buyer shall pay, or otherwise provide, to Holdings, an amount equal to one-half of the aggregate Bonus Payment Amounts (as defined below). Unless otherwise agreed, on the day after the Closing Date, Buyer shall (i) cause Holdings to pay each employee the amount set forth opposite such employee's name on Schedule 1.6(b) under the heading "Cash Bonus Payment," (ii) adopt a deferred stock plan with the terms as set forth in the plan adopted pursuant to Section 3.16, without duplication of the amounts set forth in such plan, and (iii) cause each employee to be allocated a number of shares in such deferred stock plan equal to the quotient of the amount set forth opposite such employee's name on Schedule 1.6(b) under the heading "Deferred Stock Account Value" divided by the Common Share Consideration and (iv) make any such payments and deferred stock account allocations to Craig Morrison as are set forth in that certain letter to Craig Morrison from Buyer dated July 5, 2004. Schedule 1.6(b) shall be delivered in good faith by Holdings to Buyer at least two days prior to the Closing Date. “Bonus Payment Amount” means the aggregate amount of all bonus payments required to be made by Holdings or its Subsidiaries to any current or former employee, whether pursuant to an employment agreement, employee or executive incentive or bonus arrangement or otherwise, as a result of the consummation of the transactions contemplated by the Agreement and which have not been paid prior to the Closing Date and shall include any bonus and the value of the deferred compensation provided for under the bonus and deferred compensation plan described in Schedules 1.6(b) and 1.6(b)(i).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1   Representation and Warranties relating to the Sellers. Each of the Sellers, solely as to itself, represents and warrants to Buyer as follows:
(a)   Authorization and Validity of Agreement. Such Seller has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby have been, if such Seller is not a natural person, duly authorized by all necessary limited liability company action, and no other limited liability company action on the part of such Seller is necessary for the execution, delivery and performance by such Seller of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Seller and is a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(b)   No Conflict. Except as set forth on Schedule 2.1(b), except as specifically contemplated in this Agreement, except as would not have a Material Adverse Effect (as defined below) and except as would not prevent, materially hinder or materially delay the ability of such Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, the execution, delivery and performance by such Seller of this Agreement and the consummation by it of the transactions contemplated hereby:

(i)    will not violate any provision of applicable laws, rules, regulations, statutes, codes, ordinances or requirements of any Governmental Authority (collectively, “Laws”), order, judgment or decree applicable to such Seller;

(ii)   will not require any consent or approval of, or filing with or notice to, any Governmental Authority (as defined below) under any provision of Law applicable to such Seller, except for the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust or competition law of any foreign jurisdiction (“Other Antitrust Regulations”) and except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates or which Buyer or its Affiliates are otherwise required to obtain;

  (iii)   will not violate any provision of the limited liability company agreement of such Seller, if such Seller is not a natural person; and
(iv)   will not require any consent, approval or notice under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by such Seller under, any indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which such Seller is a party or by which it or any of its assets are bound.

(c)   Ownership of the Shares. Such Seller is and will be on the Closing Date the record and beneficial owner and holder of the Shares set forth opposite such Seller’s name on Schedule 2.1(c), free and clear of all Encumbrances. All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable. Upon transfer of such Shares to the Buyer on the Closing Date in accordance with the terms of this Agreement, Buyer shall receive good and valid title to the Shares, free and clear of all Encumbrances other than those Encumbrances created by Buyer.

2.2   Representations and Warranties relating to Holdings and Borden. Holdings and Borden represent and warrant to Buyer as follows:
(a)   Due Organization of Holdings and Borden. Each of Holdings and Borden is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Holdings and Borden (i) has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and (ii) is in good standing and is duly qualified to transact business in each jurisdiction in which it is required to be so qualified other than those jurisdictions in which such failure to so qualify would not have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” shall mean any fact, event, change, circumstance or effect that, individually or taken together with other facts, events, changes, circumstances or effects, has had or is reasonably likely to have a material adverse effect on the (i) the business, financial condition or results of operations of Holdings and its Subsidiaries taken as a whole other than any (A) change in the industries in which BW, Borden, Holdings or its Subsidiaries operate or change in general economic conditions or (B) fact, event, change, circumstance or effect arising out of or resulting from (x) entering into this Agreement, (y) the announcement of this Agreement or the consummation of the transactions contemplated hereby, (z) seasonal changes to the business of the Company and its Subsidiaries or (ii) ability of BW, Borden or Holdings to consummate the transactions contemplated by this Agreement.

(b)   Authorization and Validity of Agreement. The execution, delivery and performance by each of Holdings and Borden of this Agreement and the consummation by each of them of the transactions contemplated hereby have been duly authorized by each of its respective Board of Directors, and no other corporate action on the part of Holdings or Borden is necessary for the execution, delivery and performance by each of Holdings and Borden of this Agreement and the consummation by each of them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Holdings and Borden and is a legal, valid and binding obligation of each of Holdings and Borden, enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(c)   Subsidiaries and Certain Affiliates; Acquisitions and Divestitures

(i)   Except as set forth on Schedule 2.2(c), Holdings has no entities in which it directly or indirectly owns more than 50% of the effective voting power or equity interest (collectively, the “Subsidiaries”). Except as set forth on Schedule 2.2(c), none of Holdings, Borden or any of their Subsidiaries is a party to any partnership agreement or joint venture agreement with any other Person nor does Holdings, Borden or any of their Subsidiaries own directly or indirectly any interest or investment in the form of debt or equity in, and neither Holdings, Borden nor any of its Subsidiaries is subject to any obligation or requirement to provide for or to make any investment in, any other Person (in each case, other than non-recourse interests or investments in an amount not in excess of $1,000,000).

(ii)   Each of the Subsidiaries (A) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (B) has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted.

  (iii)   Schedule 2.2(c)(iii) sets forth a true and complete list of all pending and completed material acquisitions and divestitures (the “Acquisitions and Divestitures”) by BW, Holdings, Borden or any of their Subsidiaries since November 1995. Holdings has made available to the Buyer true and complete copies of all material agreements related to the Acquisitions and Divestitures. As of the date hereof, except as set forth on Schedule 2.2(c)(iii), there are no claims, actions, suits, proceedings or orders pending or, to the Knowledge of Holdings, threatened against BW, Holdings, Borden or any of their Subsidiaries in respect of any of the Acquisitions and Divestitures in excess of $500,000. Except as set forth on Schedule 2.2(c)(iii), there are no actions, suits, proceedings or orders pending or, to the Knowledge of Holdings, threatened, against BW, Holdings, Borden or any of their Subsidiaries in respect of any of the Acquisitions and Divestitures that would have a Material Adverse Effect.

(d)   Capitalization.

(i)   The authorized capital stock of Holdings consists of 2,000,000 shares of Holdings Common Stock, of which 2,000,000 shares of Holdings Common Stock are outstanding as of the date hereof. All of the shares of the Holdings Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Upon transfer of the Holdings Shares to Buyer on the Closing Date in accordance with Section 1.2, Buyer will receive good title to the Shares, free and clear of all liens, claims, charges, security interests, options or other legal or equitable encumbrances.

(ii)   The authorized capital stock of Borden consists of (A) 300,000,000 shares of Borden Common Stock, of which 201,754,598 shares of Borden Common Stock are outstanding as of the date hereof (including 858,970 treasury shares) and (B) 100,000,000 shares of preferred stock of Borden (the “Preferred Stock”), of which no shares of Preferred Stock are outstanding as of the date hereof. All of the shares of the Borden Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The record and beneficial ownership of the shares of Borden Common Stock is set forth on Schedule 2.2(d). Holdings is and will be on the Closing Date the record and beneficial owner and holder of 198,974,994 shares of the Borden Common Stock, free and clear of all liens, claims, charges, security interests, options or other legal or equitable encumbrances.

  (iii)   Except as set forth on Schedule 2.2(d) and except for the Stock Options, (A) there are no outstanding options, warrants or other rights of any kind relating to the sale, issuance or voting of any equity interests or shares of capital stock of any class of Holdings or of any of its Subsidiaries which have been issued, granted or entered into by Holdings or any of its Subsidiaries or any securities convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of any class of Holdings or any of its Subsidiaries; (B) no equity interests or shares of the capital stock of Holdings or any of its Subsidiaries are reserved for any purpose other than for the issuance of shares upon the exercise of the Stock Options; (C) there are no preemptive or similar rights with respect to the issuance, sale or other transfer (whether present, past or future) of the equity interests or capital stock of Holdings or its Subsidiaries; and (D) there are no agreements or other obligations (contingent or otherwise) which may require Holdings or its Subsidiaries to repurchase or otherwise acquire any equity interests or shares of its capital stock.

(e)   No Conflict. Except as set forth on Schedule 2.2(e), except as specifically contemplated in this Agreement, and except, in the case of clauses (i), (ii) and (iv) only, as would not have a Material Adverse Effect, the execution, delivery and performance of this Agreement by each of Holdings and Borden and the consummation by each of them of the transactions contemplated hereby:

(i)   will not violate any provision of Law, order, judgment or decree applicable to Holdings, Borden or any of their Subsidiaries;

(ii)   will not require any consent or approval of, or filing with or notice to, any Governmental Authority under any provision of Law applicable to Holdings, Borden or any Subsidiary thereof, except for the HSR Act and any Other Antitrust Regulations, and except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates or which Buyer or its Affiliates are otherwise required to obtain;

  (iii)   will not violate any provision of the Certificate of Incorporation or By-Laws of Holdings or Borden or any Subsidiary thereof; or

  (iv)   will not require any consent or approval under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by Holdings, Borden or any of their Subsidiaries under, any indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which Holdings, Borden or any of their Subsidiaries is a party or by which any of them or any of their assets are bound.

(f)   SEC Reports; Financial Statements.

(i)   Borden has timely filed all forms, reports, schedules, declarations, statements, applications and other documents required to be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission since January 1, 2000 (collectively, the "SEC Reports"), each of which, when filed, complied in all material respects with the applicable requirements of the Exchange Act, each as in effect on the date so filed. None of the SEC Reports (including any financial statements or schedules included or incorporated by reference therein), when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)   Schedule 2.2(f)(ii) contains the audited consolidated balance sheet of Borden and its Subsidiaries as of December 31, 2003 and the related consolidated statements of income, shareholder’s equity and cash flows (together with the notes thereto, the “Borden Audited Financial Statements”) and the unaudited consolidated balance sheet of Borden and its Subsidiaries as of March 31, 2004 and the related consolidated statements of income, shareholder’s equity and cash flows (the “March Financial Statements”) and together with the “Borden Audited Financial Statements”, collectively, the “Borden Financial Statements”). Except as set forth on Schedule 2.2(f)(ii), each of the audited and unaudited financial statements (including any related notes) included in the SEC Reports, when filed, complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes therefor) and, when filed, fairly presented the consolidated financial position of Borden and its Subsidiaries at the respective date thereof and the consolidated results of its and their operations and cash flows for the periods indicated (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, which were not and are not expected to be material in amount).

  (iii)   Holdings has previously furnished to Buyer the draft unaudited consolidating balance sheet of Holdings as of December 31, 2003 and the draft unaudited consolidating statement of operations for the year ended December 31, 2003 (together, the “Holdings Financial Statements”). Each of the Holdings Financial Statements has been prepared on a historical basis of accounting, consistently applied, using Holdings’ accounting principles, except they do not reflect purchase accounting entries required for Holdings’ investment in Borden. However, the results of Borden included in the Holdings Financial Statements have been prepared on the same basis included in Section 2.2(f)(ii) above.

(g)   Absence of Material Adverse Change. Except as a result of the execution and delivery of this Agreement or as expressly contemplated hereby and except as set forth on Schedule 2.2(g), from April 1, 2004 to the date of this Agreement, and, except as consented to by Buyer pursuant to the provisions of Section 3.2, from April 1, 2004 to the Closing Date, Holdings, Borden and their Subsidiaries have conducted or will conduct business in all material respects in the ordinary course and none of Holdings, Borden or any of their Subsidiaries has or will have:

(i)   redeemed or purchased, directly or indirectly, any shares of its capital stock or declared or paid any dividends or distributions with respect to any shares of its capital stock, except for repurchases of shares of Borden Common Stock held by employees of Borden or its Subsidiaries pursuant to the respective management stockholder’s agreements between Borden and such employees;

(ii)   except for issuances of shares of Borden Common Stock upon the exercise of outstanding Stock Options, issued, sold or transferred any of its equity securities, securities convertible into its equity securities or warrants, options or other rights to acquire its equity securities, or any bonds or other securities issued by it;

  (iii)   borrowed or become liable as a guarantor for any amount in excess of $1,000,000 in the aggregate, except for current liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business;

(iv)   discharged or satisfied any lien or encumbrance in excess of $1,000,000, other than in the ordinary course of business;

(v)   mortgaged, pledged or subjected to any lien, charge or any other encumbrance in excess of $100,000 any of its properties or assets, except liens for current property taxes or assessments not yet due and payable and those arising in the ordinary course of business;

(vi)   sold, assigned or transferred any of its material tangible assets, except in the ordinary course of business, or canceled without reasonable consideration any material debts owing to or held by it;

  (vii)   made or granted any bonus or any wage or salary increase to any employee or group of employees (other than in the ordinary course of business consistent with past practice, or as required pursuant to the terms of any existing Benefit Plans (as defined below) or any existing Collective Bargaining Agreement (as defined in Section 5.1)) or amended in any material way or terminated any existing employee benefit plan or arrangement or adopted any new Benefit Plan;

  (viii)   made any loans or advances to, or guarantees for the benefit of, any Person, including BW and its Affiliates (other than Holdings and its Subsidiaries), in excess of $50,000 individually or $100,000 in the aggregate (other than loans or advances made to employees in the ordinary course of business and for which Holdings or its Subsidiaries are entitled to repayment);

(ix)   amended or otherwise altered any Material Contracts (as defined below) or waived any rights or obligations thereunder, except in the ordinary course of business;

(x)   incur or commit to incur any capital expenditures in excess of $150,000 other than in the ordinary course of business; or

(xi)   suffered any Material Adverse Effect.

(h)   Absence of Undisclosed Liabilities.

(i)   Except as set forth on Schedule 2.2(h)(i), neither Borden nor its Subsidiaries has any obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) which would be required to be set forth on a balance sheet prepared in accordance with generally accepted accounting principles and practices as applied in the preparation of the Borden Financial Statements, except (i) liabilities incurred in the ordinary course of business since March 31, 2004, (ii) liabilities reflected on the balance sheet of Borden and its Subsidiaries at March 31, 2004 or the notes thereto, included in the Borden Financial Statements, (iii) liabilities which in the aggregate would not have a Material Adverse Effect and (iv) obligations and liabilities otherwise expressly disclosed (or within any materiality threshold contained in any other representation) in this Agreement or the Schedules hereto.

(ii)   Except as set forth on Schedule 2.2(h)(ii), Holdings does not have any obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when or by whom asserted) which would be required to be set forth on a balance sheet prepared in accordance with generally accepted accounting principles and practices as applied in the preparation of the Holdings Financial Statements, except (i) liabilities incurred in the ordinary course of business since March 31, 2004, (ii) liabilities reflected on the balance sheets of Holdings at March 31, 2004 or the notes thereto, included in the Holdings Financial Statements, (iii) liabilities which in the aggregate would not have a Material Adverse Effect and (iv) obligations and liabilities otherwise expressly disclosed (or within any materiality threshold contained in any other representation) in this Agreement or the Schedules hereto.

(i)   Real and Personal Properties. As of the date of this Agreement, Holdings and its Subsidiaries have good title to, or a valid and binding leasehold interest in (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law)), the material real and personal property used by Holdings and its Subsidiaries in their business, free and clear of all security interests, mortgages, liens, pledges, charges, easements or restrictions (collectively “Encumbrances”), except (i) as set forth in Schedule 2.2(i), (ii) as disclosed in the Financial Statements; (iii) liens for taxes, assessments and other governmental charges not yet due and payable or, if due, (A) not delinquent, which would not have a Material Adverse Effect, or (B) being contested in good faith by appropriate proceedings, with adequate reserves maintained by Holdings and its Subsidiaries; (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business if the underlying obligations are not more than 30 days past due or are being contested in good faith which, in each case, would not have a Material Adverse Effect; (v) liens or title retention arrangements arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, which, in each case, would not have a Material Adverse Effect; (vi) with respect to real property, (A) easements, licenses, covenants, rights-of-way and other similar restrictions, including, without limitation, any other agreements or restrictions which would be shown by an investigation of title to the extent and nature which a prudent buyer of property in the relevant jurisdiction would carry out, (B) any conditions that may be shown by survey, title report or physical inspection (whether or not made) and (C) zoning, building and other similar restrictions, so long as none of (A) or (B) or (C) prevent, or would prevent if enforced, the use of such real property substantially as currently used by Borden and its Subsidiaries in their business as currently conducted; and (vii) other Encumbrances which would not reasonably be expected to have a Material Adverse Effect.

(j)   Tax Matters.

(i)   Certain Defined Terms. For purposes of this Agreement, the following definitions shall apply:

(A)   The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which Holdings and its Subsidiaries are required to pay, withhold or collect.

(B)   The term “Returns” shall mean all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(ii)   Returns Filed and Taxes Paid. Except as set forth on Schedule 2.2(j)(ii) and except as would not have a Material Adverse Effect: (A) all Returns required to be filed by or on behalf of Holdings and its Subsidiaries have been duly filed on a timely basis and such Returns were, when filed, true, correct and complete in all respects; (B) all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto or that have otherwise become due and payable, have been paid in full on a timely basis and no other Taxes are payable by Holdings and its Subsidiaries with respect to items or periods covered by such Returns or with respect to any period prior to the date of this Agreement; (C) each of Holdings and its Subsidiaries has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired; and (D) there are no liens on any of the assets of any of Holdings and its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Holdings or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established. Prior to the date of this Agreement, Holdings has made available true and complete copies of all material Returns to the Buyers and its advisors.

  (iii)   Tax Deficiencies; Audits; Statutes of Limitations. Except as set forth on Schedule 2.2(j)(iii) and except as would not have a Material Adverse Effect: (A) there is no audit by a governmental or Taxing authority in process or pending with respect to any Returns of Holdings and its Subsidiaries; (B) no deficiencies exist or have been asserted, in writing, with respect to any Taxes of Holdings and its Subsidiaries and none of Holdings or its Subsidiaries has received written notice that it has not filed a Return or paid Taxes required to be filed or paid by it; (C) none of Holdings and its Subsidiaries are parties to any action or proceeding for assessment or collection of any Taxes, nor has such event been asserted, in writing against Holdings and its Subsidiaries or any of their assets; and (D) no waiver or extension of any statute of limitations is in effect with respect to any Taxes or Returns of Holdings and its Subsidiaries.

(iv)   Tax Agreements. Except as set forth on Schedule 2.2(j)(iv) and except as would not have a Material Adverse Effect, none of Holdings, nor any of its Subsidiaries has entered into any agreements with respect to the allocation of, or indemnification for Taxes for which such person will have any liabilities following the Closing Date.

(k)   Compliance with Laws; Permits. Except as set forth on Schedule 2.2(k), Holdings and its Subsidiaries are in compliance with the terms of all permits, licenses, certificates or other authorizations or consents of a Governmental Authority (“Permits”) held by Holdings or its Subsidiaries and necessary for the conduct of their respective businesses as presently conducted, except where the failure to have any such Permit or any such non-compliance would not, in either case, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and since January 1, 2000, neither Holdings nor any of its Subsidiaries has received any written notification from any Governmental Authority that it intends to or is contemplating the revocation, suspension or limitation of any such Permit, except where such revocation, suspension or limitation would not reasonably be expected to have a Material Adverse Effect; provided, however, that neither Holdings nor Borden makes any representation or warranty in this Section 2.2(k) with respect to Tax matters, employee benefit matters, or Environmental Matters, which matters are exclusively addressed in Sections 2.2(j), 2.2(n) and 2.2(m), respectively. Except as set forth on Schedule 2.2(k), all applications required to have been filed for the renewal of each Permit have been duly filed, in all material respects on a timely basis, with the appropriate Governmental Authority, and all other filings required to have been made with respect to each Permit have been duly made, in all material respects on a timely basis, with the appropriate Governmental Authority.

(l)   Legal Proceedings. Except as set forth on Schedule 2.2(l) and except as would not have a Material Adverse Effect:

(i)   there are no actions, suits, proceedings or orders pending or, to the Knowledge of Holdings, threatened against or affecting Holdings and its Subsidiaries at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, bureau, agency, court or instrumentality, whether domestic or foreign (“Governmental Authority”); and

(ii)   Holdings and its Subsidiaries are not subject to any order, writ, injunction, judgment or decree of any court or any Governmental Authority.

(m)   Environmental Matters.

(i)   Except as set forth on Schedule 2.2(m) and except as would not have a Material Adverse Effect:

(A)   Holdings and its Subsidiaries are, and since January 1, 2000 have been, in compliance with all applicable Environmental Laws;

(B)   Holdings and its Subsidiaries possess and are in compliance with all Environmental Licenses and Permits required under applicable Environmental Law for them to operate as they currently operate; and no loss of any Environmental Licenses and Permits is pending, or, to the Knowledge of Holdings, threatened as a result of the transaction contemplated by this Agreement or otherwise, except for expiration in due course in accordance with the terms thereof;

(C)   neither Holdings nor its Subsidiaries has received any written notice or claim against it alleging a violation of any Environmental Laws, other than such notices or claims that have been resolved in all material respects;

(D)   neither Holdings nor its Subsidiaries has received any written notice or claim alleging that it is or may be liable to any Person as a result of a release or threatened release of any Hazardous Substance at any location, other than such notices or claims that have been resolved in all material respects; and

(E)   neither Holdings nor any of its Subsidiaries is (I) subject to any outstanding order from or agreement with any Governmental Authority resulting from any judicial or administrative proceedings under any Environmental Laws; or (II) a party to any pending judicial or administrative proceedings or, to the Knowledge of Holdings, the subject of any investigations by any Governmental Authority, pursuant to any Environmental Laws.

(F)   to the Knowledge of Holdings, (I) no releases of Hazardous Substances have occurred at, from, in, to, on, or under any Site and (II) no Hazardous Substances are present in, on, about or migrating to or from any such Site, which in either case (I) or (II) are in circumstances and conditions that could reasonably be expected to give rise to a claim against Holdings or its Subsidiaries under any applicable Environmental Laws or common law if such Site were to continue being used as Holdings or its Subsidiaries have used it.

(G)   to the Knowledge of Holdings, there are no liens arising under or pursuant to any applicable Environmental Law on any Site currently owned, leased or operated by Holdings or any of its Subsidiaries.

(H)   except as would not have a Material Adverse Effect, to the Knowledge of the Sellers, there are no environmental conditions existing at any real properties currently owned, leased or operated by Holdings or its Subsidiaries that could reasonably be expected to impair the operations of Holdings or its Subsidiaries at the location at which such environmental condition exists.

(ii)   Except as set forth on Schedule 2.2(m), there have been performed since June 30, 2001 no material environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of, Holdings or its Subsidiaries with respect to any Site which have not been delivered or made available to Purchaser prior to execution of this Agreement.

  (iii)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

(A)   “Environmental Laws” shall mean any and all laws, statutes, codes, rules, regulations, ordinances, decrees or orders of the United States, any other nation, and any state, local, or municipal authority thereof, regulating or imposing liability or standards of conduct concerning pollution or protection of the environment, including surface water, groundwater, ambient air, surface or subsurface soil, or wildlife habitat, or safety and health as affected by the environment.

(B)   “Environmental Licenses and Permits” shall mean all Licenses and Permits required pursuant to applicable Environmental Laws.

(C)   “Hazardous Substances” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, hazardous wastes, toxic substances, asbestos, pollutants, or contaminants defined as such in or regulated under any applicable Environmental Law.

(D)   “Site” shall mean any of the real properties currently or previously owned, leased or operated by Holdings or its Subsidiaries, or any of their predecessors, including all soil, subsoil, surface waters and groundwater thereat.

 (iv)   Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 2.2(m) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Hazardous Substances.

(n)   Employee Benefit Plans.

(i)   Except as set forth on Schedule 2.2(n)(i) (the plans disclosed on Schedule 2.2(n)(i) being the “Benefit Plans”), neither Holdings nor any of its Subsidiaries maintains or contributes to any material (A) “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (B) disability, vacation, severance, change-in-control or employment plan, program or agreement, or (C) stock option, stock purchase, restricted stock, bonus or incentive plan or program, in each of (A) through (C), for the benefit of any current or former director, officer or employee of Holdings, any of its Subsidiaries, former Subsidiaries, or members or former members of its controlled group of organizations (within the meaning of Section 414(b), (c), (m) or (o) of the Code) (such employees, the “Business Employees”) or the beneficiaries of the Business Employees. Copies or descriptions of the Benefit Plans have been made available to Buyer.

(ii)   Each Benefit Plan has been administered and is in compliance with the terms of such Benefit Plan and all applicable laws, rules and regulations, except where the failure thereof would not be reasonably expected to have a Material Adverse Effect.

  (iii)   Except as set forth on Schedule 2.2(n)(iii), each Benefit Plan that is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter regarding such qualification from the Internal Revenue Service.

(iv)   Except as set forth on Schedule 2.2(n)(iv), neither Holdings nor any member of its controlled group of organizations (within the meaning of section 414(b), (c), (m) or (o) of the Code) has incurred any liability under Title IV of ERISA that remains unsatisfied in an amount which would have a Material Adverse Effect.

(v)   Except as set forth on Schedule 2.2(n)(v), no litigation or, to the Knowledge of Holdings, administrative or other investigation, audit or proceeding involving any Benefit Plan before any Governmental Authority has occurred, is pending or is threatened, where an adverse determination would have a Material Adverse Effect.

(vi)   Except as set forth on Schedule 2.2(n)(vi), no amounts payable to employees of Holdings or any of its Subsidiaries pursuant to the transactions contemplated herein will be non-deductible for Federal income tax purposes as a consequence of Section 280G of the Code.

  (vii)   Except as would not have a material adverse effect on the business, financial condition, or results of operations of Holdings and its Subsidiaries taken as a whole, with respect to any Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Holdings, threatened, (ii) no written communication has been received from any Governmental Authority concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with any Acquisition or Divestiture or the transactions contemplated herein and (iii) no administrative investigation, audit or other administrative proceeding by any Governmental Authority are pending or, to the Knowledge of Holdings, threatened.

(o)   Intellectual Property.

(i)   Except as set forth on Schedule 2.2(o)(i) and except as would not have a Material Adverse Effect, (A) Holdings and its Subsidiaries own, are licensed or have the right to use the patent rights described in Schedule 2.2(o)(i), free and clear of all liens and encumbrances; (B) there are no pending actions or proceedings challenging the validity or ownership of such patent rights or Holding’s and its Subsidiaries’ right to use such patent rights; (C) the patent rights described in Schedule 2.2(o)(i) constitute the material patent rights owned or used by Holdings and its Subsidiaries in connection with the operation of the business of Holdings and its Subsidiaries; (D) to the Knowledge of Holdings, the issued patents under such patent rights are valid and subsisting and none of the claims of said patents is now being infringed by others in a manner that would void or invalidate such patents; (E) there are no written licenses or sublicense agreements now in effect regarding Holdings’ and its Subsidiaries’ use of such patent rights; and (F) to the Knowledge of Holdings, Holdings and its Subsidiaries are not infringing any valid U.S. or valid foreign patent owned by third parties in the current operation of the business of Holdings and its Subsidiaries.

(ii)   Except as set forth on Schedule 2.2(o)(ii) and except as would not have a Material Adverse Effect, (A) Holdings and its Subsidiaries own, are licensed or have the right to use the trademarks and any material trade dress associated therewith set forth on Schedule 2.2(o)(ii), free and clear of any encumbrances; (B) to the Knowledge of Holdings, all registrations for such trademarks and trade dress are valid and subsisting; and (C) no action or proceeding by third parties with regard to the use of any of such trademarks and trade dress is pending or has been made, or to the Knowledge of Holdings, threatened, and to the Knowledge of Holdings, none of the trademarks listed on Schedule 2.2(o)(ii) is being infringed by others.

  (iii)   Except as disclosed in Schedule 2.2(o)(iii) and except as would not have a Material Adverse Effect, there are no pending or, to the Knowledge of Holdings, threatened actions or proceedings by or against Holdings and its Subsidiaries with respect to any copyright rights or their use thereof.

(p)   Insurance.

(i)   Schedule 2.2(p) contains an accurate and complete description of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance (other than insurance relating to welfare benefit plans) owned or held by Holdings and its Subsidiaries. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no notice of cancellation or termination has been received with respect to any such policy. Such policies will remain in full force and effect through the respective dates set forth on Schedule 2.2(p).

(q)   Transactions with Affiliates. Except as set forth herein, including, without limitation, as set forth in Article III hereof, or in Schedule 2.2(q), Holdings and its Subsidiaries have not engaged in any transaction, other than the movement of monetary assets, with BW or its Affiliates (other than Holdings and its Subsidiaries and portfolio companies of KKR) since January 1, 2002.

(r)   Brokers, Finders, etc. Except as set forth on Schedule 2.2(r), none of Holdings or any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be or is entitled to a fee or commission in connection with such transactions.

2.3   Representations and Warranties of Buyer. Buyer represents and warrants to the Sellers as follows:

(a)   Due Organization and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into this Agreement and perform its obligations hereunder.

(b)   Authorization and Validity of Agreement. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by Buyer, and no other action on the part of Buyer is or will be necessary for the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(c)   No Conflict. Except as set forth on Schedule 2.3(c) and except for any consent, approval, filing or notice that would not, if not given or made, or any violation, conflict, breach, termination, default or acceleration which does not, materially impair the ability of Buyer to consummate the transactions contemplated hereby, the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby:

(i)   will not violate any provision of Law, order, judgment or decree applicable to Buyer;

(ii)   will not require any consent or approval of, or filing or notice to, any Governmental Authority under any provision of Law applicable to Buyer except for the requirements under the HSR Act and any Other Antitrust Regulations and, except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Borden or which Borden or any of its Affiliates are otherwise required to obtain;

  (iii)   will not violate any provision of the organizational documents of Buyer; and

(iv)   will not require any consent or approval under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by Buyer under, any indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which Buyer is a party or by which it or any of its assets is bound.

(d)   Brokers, Finders, etc. Buyer has not employed, nor is subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from Holdings or any of its Subsidiaries or any Individual Seller in connection with such transactions.

(e)   Financing. Attached hereto as Schedule 2.3(e)(i) is a true and complete copy of the commitment letter, dated as of July 5, 2004, between Buyer, Credit Suisse First Boston, JPMorgan Chase Bank and J.P. Morgan Securities Inc.(the “Debt Financing Commitment”), pursuant to which Credit Suisse First Boston, JPMorgan Chase Bank and J.P. Morgan Securities Inc have agreed, subject to the conditions set forth therein, to lend the amount set forth in the Debt Financing Commitment (including as modified by any fee or similar letters) to Buyer for the purpose, among other things, of consummating the transactions contemplated by this Agreement (the “Debt Financing”). Attached hereto as Schedule 2.3(e)(ii) are true and complete copies of the commitment letters, dated as of July 5, 2004, between Buyer and Apollo Management V, LP (“Apollo”) (the “Equity Financing Commitment”, and, together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which Apollo has committed, subject to the conditions set forth therein, to invest the amount set forth therein to purchase equity interests in Buyer (the “Equity Financing”, and, together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Buyer has no reason as of the date hereof to believe that any of the conditions to the Financing contemplated by the Financing Commitments within the control of Buyer will not be satisfied or that the Financing will not be made available to Buyer on the Closing Date.

(f)   Unregistered Equity. Buyer acknowledges that it has been advised by Holdings that the Shares have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). Buyer is an accredited investor as that term is defined in Regulation D under the Securities Act. The Shares will be acquired by Buyer for its own account for investment and without a view to resale.

2.4   Representations and Warranties of the Parties. Each party hereto represents and warrants to the other that it is the explicit intent of each party hereto that, except for the express representations and warranties contained in this Article II, the Sellers and their Affiliates are making no representation or warranty whatsoever, express or implied, including, but not limited to, any implied warranty or representation as to condition, merchantability or suitability as to any of the properties or assets of Holdings, Borden and their Subsidiaries and that Buyer takes Holdings, Borden and their Subsidiaries “as is” and “where is.” It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Buyer are not and shall not be deemed to be or to include representations or warranties of the Sellers or any of their Affiliates.

2.5   Survival of Representations and Warranties. The respective representations and warranties made by the Sellers, Borden and Buyer contained in this Article II shall expire and be terminated and extinguished at the Closing and shall not survive the Closing, and no party shall have any liability or obligation in connection with any such representation or warranty following the Closing.

2.6   Schedules and Exhibits. A disclosure of any fact or item in any Schedule or Exhibit, which disclosure identifies a fact or item that is reasonably apparent on its face to be applicable to one or more other Schedules, constitutes disclosure on such other Schedule whether or not a specific cross-reference appears. Disclosure of any fact or item in any Schedule or Exhibit hereto shall not necessarily mean that such item or fact individually is material to the business or financial condition of any of Holdings, Borden or their Subsidiaries, individually or of Holdings, Borden and their Subsidiaries taken as a whole.

ARTICLE III

COVENANTS

3.1   Access; Information and Records; Confidentiality. (a) During the period commencing on the date hereof and ending on the Closing Date, Holdings and Borden shall and shall cause their Subsidiaries to, upon reasonable request and notice, afford to Buyer, its counsel, accountants and other authorized representatives reasonable access during normal business hours to the plants, properties, senior management, books and records of Holdings, Borden and their Subsidiaries, in order that Buyer may have the opportunity to make such reasonable investigations as it shall desire to make of the affairs of Holdings, Borden and their Subsidiaries. Holdings will use its commercially reasonable efforts to cause its officers, employees, accountants and other agents to furnish to Buyer such additional financial and operating data and information with respect to Borden and its Subsidiaries as Buyer may from time to time reasonably request.
(b)   Buyer will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreements, among an Affiliate of Buyer, Borden and Holdings.

3.2   Conduct of the Business of Borden Prior to the Closing Date. Holdings agrees that, except as permitted, required or specifically contemplated by this Agreement, including, without limitation, those actions contemplated on Schedule 2.2(g), Schedule 3.2 or in this Article III, or as otherwise consented to or approved in writing by Buyer, which consent shall not be unreasonably withheld or delayed, during the period commencing on the date hereof and ending at the Closing Date:

(i)   the businesses of Borden and its Subsidiaries shall be conducted only in the ordinary course of business;

(ii)   none of Holdings, Borden or any of their Subsidiaries will amend its Certificate of Incorporation or By-Laws;

  (iii)   Borden and its Subsidiaries will use their commercially reasonable efforts to preserve intact their business organization, to keep available the services of their present officers and key employees (as determined by Borden), and to preserve the good will of those having business relationships with them;

(iv)   None of Holdings, Borden or any of their Subsidiaries will take any other action which would result in the representation and warranty contained in Section 2.2(g)(i) through (x) being untrue at and as of the Closing Date or make or change any Tax election or settle or compromise any material Tax liability; and

(v)   Except as contemplated by this Agreement, none of Holdings, Borden or any of their Subsidiaries will take any affirmative action to knowingly cause any Individual Restricted Shares to cease to be covered by the restrictions that cause such shares to be subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code and the Treasury Regulations promulgated thereunder.

3.3   Antitrust Laws. (a) Each party hereto shall (i) make the filings required of it or any of its Affiliates under the HSR Act or any Other Antitrust Regulations requiring consents to be obtained prior to the consummation of the transactions contemplated by this Agreement in connection with this Agreement and the transactions contemplated hereby no later than the fifth business day following the date hereof and make such other filings prior to the expiration of the relevant filing deadline, (ii) comply at the earliest practicable date and after consultation with the other party hereto with any request for additional information or documentary material received by it or any of its Affiliates from the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “Antitrust Division”), (iii) cooperate with one another in connection with any filing under applicable HSR Act or Other Antitrust Regulations and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by the FTC, the Antitrust Division or any other Governmental Authority, (iv) take any other action necessary to obtain the approvals and consents required for the consummation of the transactions contemplated by this Agreement and (v) cause the waiting periods under the HSR Act or Other Antitrust Regulations to terminate or expire at the earliest possible date.

(b)   For purposes of this Section 3.3, without limiting the foregoing, required actions by Buyer shall include acceptance by Buyer of any and all divestitures of any subsidiary or assets of Buyer or its Affiliates or Borden or its Subsidiaries or acceptance of an agreement to hold any assets of Buyer or its Affiliates or Borden or its Subsidiaries separate in any lawsuit or other legal proceeding, whether judicial or administrative and whether required by the FTC, the Antitrust Division or any other applicable U.S. or foreign governmental entity in connection with the transactions contemplated by this Agreement or any other agreement contemplated hereby.

(c)   Each party hereto shall promptly inform the other parties of any material communication made to, or received by such party from, the FTC, the Antitrust Division or any other Governmental Authority regarding any of the transactions contemplated hereby.

(d)   The filing fee under the HSR Act shall be borne by Buyer.

3.4   Non-Hire. (a) Buyer and its Affiliates will not, from and after the date hereof until the earlier of (i) the Closing Date and (ii) the third anniversary of any termination of this Agreement pursuant to Section 6.1, without the prior written approval of BW, employ (or seek to cause the termination of employment of) any Key Employee listed on Schedule 3.4 employed by Holdings or any of its Subsidiaries at the time of such hiring or during the immediately preceding six-month period or cause or assist any portfolio company of Apollo to take such action. Buyer agrees that any remedy at Law for any breach by it of this Section 3.4(a) would be inadequate, and BW would be entitled to injunctive relief in such a case. If it is ever held that the restriction placed on Buyer by this Section 3.4(a) is too broad to permit enforcement of such restriction to its fullest extent, Buyer agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and Buyer hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction. For purposes of this Section 3.4(a), Affiliates of Buyer shall only include Apollo Management V, L.P. and affiliated funds (“Apollo”) and any entity who controls Apollo.

(b)   BW and its Affiliates will not from and after the date hereof until the earlier of (i) the third anniversary of the Closing Date and (ii) any termination of this Agreement pursuant to Section 6.1, without the prior written approval of Buyer, employ (or seek to cause the termination of employment of) any Key Employee employed by Holdings or any of its Subsidiaries at the time of such hiring or during the immediately preceding six-month period or cause or assist any portfolio company of KKR to take such action. BW agrees that any remedy at Law for any breach by it of this Section 3.4(b) would be inadequate, and Buyer would be entitled to injunctive relief in such a case. If it is ever held that the restriction placed on BW by this Section 3.4(b) is too broad to permit enforcement of such restriction to its fullest extent, BW agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and BW hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction. For purposes of this Section 3.4(b), Affiliates of BW shall only include Kohlberg Kravis Roberts & Co (“KKR”) and any entity who controls KKR.

3.5   Public Announcements. Unless otherwise required by Law, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any party. Prior to issuing a press release or other public announcement required by Law with respect to the execution and delivery of or the transactions contemplated by this Agreement, Buyer and BW shall consult with each other and each party shall have reasonable opportunity to comment on such press release and prior to issuing a press release or other public announcement with respect to the Closing, Buyer and BW shall agree on the form of such press release or other public announcement.

3.6   Termination of Affiliate Relations. Except as contemplated by this Agreement, on or prior to the Closing Date, (a) Holdings and Borden shall have repaid or otherwise settled all of its outstanding indebtedness (including any interest thereon) and satisfied all of their other liabilities, but excluding payables for goods sold and services rendered which shall be paid in the ordinary course of the business, owed to BW or its Affiliates (other than Holdings and its Subsidiaries), including without limitation, management fees, and director fees; provided that Buyer shall have provided Holdings and Borden with all funds necessary therefor pursuant to Section 3.10; and (b) BW and its Affiliates (other than Holdings and its Subsidiaries) shall have repaid or otherwise settled all of their outstanding Indebtedness and satisfied all of their other liabilities (other than payables for goods sold and services rendered which shall be paid in the ordinary course of the business) owed to Holdings and its Subsidiaries. Any liabilities that are required to be repaid or otherwise settled pursuant to clause (a) or (b) of the preceding sentence that are not so repaid or otherwise settled on or prior to the Closing Date shall be deemed cancelled as of the Closing Date and the obligations set forth in clauses (a) and (b) above shall be deemed to have been satisfied. All agreements between Holdings and its Subsidiaries, on the one hand, and BW and its Affiliates, on the other hand (other than agreements solely between Holdings and its Subsidiaries, agreements contemplated by this Agreement and agreements listed on Schedule 3.6), shall be terminated as of the Closing, and all obligations and liabilities thereunder shall have been satisfied in full, with no continuing obligations under any such agreement. Unless otherwise requested by Buyer, Indebtedness among Holdings and its Subsidiaries shall not be repaid or cancelled prior to Closing.

3.7   Further Actions. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts: (i) to obtain, in addition to approvals and consents discussed in Section 3.3 hereof, any licenses, permits, consents, approvals, authorizations, qualifications and orders of federal, state, local and foreign Governmental Authorities as are required in connection with the consummation of the transactions contemplated hereby; (ii) to effect, in addition to filings discussed in Section 3.3 hereof, all necessary registrations and filings; (iii) to defend any lawsuits or other legal proceedings, whether judicial or administrative, whether brought derivatively or on behalf of third parties (including Governmental Authorities or officials), challenging this Agreement or the consummation of the transactions contemplated hereby; and (iv) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

(b)   Buyer agrees that the obtaining of required consents and approvals of parties to contracts with Holdings and its Subsidiaries is primarily the responsibility of Buyer and that Buyer shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain any consents and approvals of parties to contracts with Borden or any of its Subsidiaries as are required in connection with the consummation of the transactions contemplated hereby.

(c)   The parties agree that, prior to the Closing, they will review arrangements proposed by the Buyer among the Buyer, BW, Holdings, Borden or any of their Affiliates that will achieve beneficial Tax results and financing arrangements for the Buyer without resulting in any adverse consequences for BW or any of its Affiliates, and, at the sole discretion of BW, will cooperate to implement or continue any such arrangements identified and agreed upon.

3.8   Insurance. (a) Effective on and after the Closing Date, BW shall have no obligation to provide insurance coverage for Holdings and its Subsidiaries for occurrences after the Closing Date. After the Closing Date, any third party administrators who administer claims prior to the Closing Date shall continue to administer for the benefit of Holdings and its Subsidiaries, as to occurrences prior to the Closing Date, all such insurance programs in accordance with the terms and conditions in effect on the date hereof. Holdings will be liable for and will pay all additional associated costs that are charged by ESIS or such other third party administrator with respect to administrative activities related to the rights of Holdings and its Subsidiaries under this Agreement.

(b)   Buyer shall use its best efforts to obtain, prior to the Closing Date and effective on and as of the Closing Date, replacement surety bonds (including letters of credit collateralizing any such surety bonds, if necessary) with respect to the surety bonds set forth on Schedule 3.8. At Closing, to the extent Buyer is unable to obtain any such replacement surety bonds or letters of credit, Buyer shall provide BW with a letter of credit issued by a commercial bank domiciled in the United States of America with capital exceeding $500,000,000. The letter of credit shall be for the benefit of BW and shall be in an initial amount equal to the amount of any surety bonds or letters of credit set forth on Schedule 3.8 that have not been replaced at Closing. Thereafter, the amount of the letter of credit shall be equal to the dollar amount determined by multiplying the Sharing Percentage (as determined below) by the total amount of the bonds and letters of credit set forth on Schedule 3.8 that are outstanding. The “Sharing Percentage” shall be determined by BW in good faith and consistent with past practice by taking the total amount of the obligations of BW secured by the surety bonds and letters of credit set forth on Schedule 3.8 that have not been replaced at Closing and that are outstanding and that relate to the collateral requirements of Holdings and its Subsidiaries divided by the total amount of the obligations secured by such surety bonds and letters of credit. The Sharing Percentages shall be calculated by BW on an annual basis and shall be subject to Buyer’s reasonable review and approval.

(c)   Buyer shall, or shall cause Holdings and its Subsidiaries to, reimburse BW for a portion of the costs and expenses associated with maintaining the surety bonds and letters of credit set forth on Schedule 3.8 that remain outstanding after the Closing equal to the Sharing Percentage multiplied by the total cost of maintaining such surety bonds and letters of credit.

(d)   Subject to the provisions contained in this Section 3.8, in the event that a BW letter of credit on behalf of Holdings and its Subsidiaries is drawn upon, Buyer shall reimburse BW for all amounts so drawn regardless of whether or not such amount exceeds the then outstanding balance amount of Buyer’s letter of credit and regardless of whether or not Buyer has entered into any buy-out arrangement.

(e)   Schedule 3.8(e) contains an accurate and complete list of all letters of credit or surety bonds issued by Holdings or any of its Subsidiaries relating to their or any third parties insurance-related obligations. Except as set forth on Schedule 3.8(e), no letter of credit or surety bond issued by Holdings or any of its Subsidiaries, relating to their or any third parties insurance related obligations, have been drawn upon.

3.9   Directors and Officers. At the Closing, BW shall cause to be delivered to Buyer duly signed resignations of the directors and officers of each of Holdings and Borden (other than those directors and officers listed on Schedule 3.9), effective upon the Closing.

  3.10   Certain Payments. On or prior to the Closing Date, Buyer shall provide or arrange to provide Holdings and Borden with amounts of cash equal to the amounts of cash needed for Holdings, Borden and their Subsidiaries to repay or otherwise settle all of their outstanding indebtedness (including interest thereon) and satisfy all of their other liabilities (other than payables for goods sold and services rendered which shall be paid in the ordinary course, including, without limitation, management fees and directors fees) owed to BW and its Affiliates (other than Holdings and its Subsidiaries). Such Indebtedness and other liabilities collectively referred to herein as the “Affiliate Indebtedness”.

  3.11   Indemnification of Directors and Officers. Except as required by Law, the certificate of incorporation and by-laws (or equivalent governing instruments) of Holdings and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and by-laws (or equivalent governing documents) of Holdings and its Subsidiaries as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing Date were directors, officers, agents or employees of Holdings or any of its Subsidiaries or who were otherwise entitled to indemnification pursuant to the certificate of incorporation and by-laws (or equivalent governing instruments) of Holdings or any of its Subsidiaries. Buyer will indemnify each individual who served as a director or officer of Holdings or any of its Subsidiaries at any time prior to the Closing Date from and against all actions, suits, proceedings, hearings, investigations, claims, etc. including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, this Agreement or any of the transactions contemplated hereby. Prior to the Closing, BW, Holdings or Borden may purchase or agree to purchase as of the Closing a tail policy to the current policy of directors’ and officers’ liability insurance and fiduciary liability insurance, which tail policy may be effective for a period from the Closing through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing Date, and which tail policy may contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy. The amount actually paid for the entire tail policy, up to a maximum of $3,200,000, shall be referred to herein as the “D&O Insurance Amount”.

  3.12   Release of Guarantees. On or prior to the Closing Date, Buyer agrees to provide substitute guarantees to replace the guarantees set forth on Schedule 3.12 (the “Guarantees”) in form and substance satisfactory to the respective banks or other counterparties, and Buyer agrees to obtain a release in form and substance satisfactory to BW from all the Guarantees.

  3.13   Financing. (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (x) maintain in effect the Financing Commitments and to satisfy the conditions to obtaining the Financing set forth therein (including, without limitation, by funding the equity contemplated by the Equity Financing Commitment), (y) enter into definitive financing agreements with respect to the Debt Financing (the “Debt Financing Agreement”) so that the Debt Financing Agreement is in effect as promptly as practicable but in any event no later than the Closing Date and (z) consummate the Financing at or prior to Closing. Buyer shall agree to use the bridge facility contemplated by the Financing Commitments to cause the Closing to occur as soon as practicable but in any event no later than the date occurring 45 days after the date hereof (subject to the satisfaction or waivers of the terms and conditions of this Agreement). Buyer shall provide to BW copies of all material legal documents and offering memoranda relating to the Financing and shall keep BW reasonably informed of the status of the financing process relating thereto. BW shall cause Holdings and its Subsidiaries and its and their respective officers and employees to provide such cooperation as may be reasonably requested by Buyer in connection with the Debt Financing, including in connection with the preparation of “bank books”, offering materials and similar documents and all other necessary cooperation in connection with the arrangement of any financing to be consummated contemporaneous with or at or after the Closing in respect of the transactions contemplated by this Agreement, including without limitation, participation in good faith in meetings, due diligence sessions, road shows, the preparation of offering memoranda and the execution and delivery of underwriting, placement or similar agreements, whose effectiveness shall be conditioned on the closing of the transactions contemplated by this Agreement. All out-of-pocket costs and expenses incurred by Holdings and its Subsidiaries pursuant to this paragraph and in connection with any other Debt Financing matters shall be borne by Buyer and shall be paid by Buyer to the party incurring such costs and expenses at least one business day prior to the Closing.

(b)   If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under Section 3.13(a), any of the Financing Commitments or the Debt Financing Agreement expire or are terminated prior to the Closing, in whole or in part, for any reason, Buyer shall (i) promptly notify BW of such expiration or termination and the reasons therefor and (ii) use its reasonable best efforts (subject to the limitations set forth in Section 3.13(a) above) promptly to arrange for alternative financing to replace the financing contemplated by such expired or terminated commitments or agreements, sufficient to consummate the transactions contemplated by this Agreement.

  3.14   No Shop. Until the earlier of the Closing and the termination of this Agreement pursuant to its terms, BW shall not, and shall use its best efforts to cause its Subsidiaries, Affiliates and each of its affiliates’ directors, officers, employees and representatives not to, directly or indirectly, other than with Buyer, (A) initiate, solicit or knowingly encourage any inquiries, proposals or offers (whether initiated by BW or otherwise) with respect to (i) the acquisition of any shares of capital stock or any other voting securities of Holdings, its Subsidiaries or any interests therein, (ii) the acquisition of all or a material portion of the assets and properties of Holdings, its Subsidiaries or interests therein or (iii) the merger, consolidation or combination of Holdings or any of its Subsidiaries (each a “Potential Transaction”) from any party or (B) have any discussion with, enter into negotiations with respect to, or provide information to any other party in connection with a Potential Transaction.

  3.15   280G Consent. In the case of those items designated by an asterisk on Schedule 2.2(n)(vi), all payments to be made pursuant to Section 1.6(b), and the bonus and deferred stock plan described in Section 3.16 below, Holdings shall use its reasonable best efforts to obtain shareholder approval for such items in a manner consistent with the requirements under Section 280G of the Code; provided, that if such approval is not obtained, such items and payments shall not be paid to employees.

  3.16   Bonus Plan. Holdings shall adopt a bonus and deferred stock plan that will entitle certain Business Employees to receive (i) cash and (ii) an allocation in a deferred stock account, each as set forth on Schedule 1.6(b). The terms of such deferred stock plan are set forth on Schedule 1.6(b)(i).

ARTICLE IV

CONDITIONS PRECEDENT

4.1   Conditions Precedent to Obligations of Parties.  The respective obligations of each of the parties hereto hereunder are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:

(a)   No Injunction. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains, prohibits the consummation of the transactions contemplated by this Agreement; provided, however, that the parties invoking this condition shall use their best efforts to have such injunction, order or decree vacated or denied.

(b)   Regulatory Authorizations. The applicable waiting periods specified under the HSR Act with respect to the transactions contemplated by this Agreement shall have lapsed or been terminated. All other consents or approvals from any other Governmental Authority required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would have a material adverse effect on the business, financial condition, or results of operations of Holdings and its Subsidiaries taken as a whole, shall have been obtained.

4.2   Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions:

(a)   Accuracy of Representations and Warranties. The representations and warranties of BW, Holdings and its Subsidiaries contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representation and warranties of BW, Holdings and its Subsidiaries contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b)   Performance of Agreement. Each of the Sellers, Holdings and Borden shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by each of them prior to or at the Closing Date.

(c)   Certificate. Buyer shall have received a certificate of the Sellers, Holdings and Borden, dated the Closing Date, executed (i) on behalf of each of Holdings and Borden by its respective President or any Vice President, (ii) on behalf of BW by an authorized signatory and (iii) by each Individual Seller, to the effect that the conditions specified in paragraphs (a) and (b) as applicable to it above have been satisfied.

(d)   Buyer Financing. Buyer shall have received the proceeds from the Debt Financing contemplated in the Debt Financing Commitment.

(e)   Holdings Audit. Buyer shall have received the audited consolidating balance sheet of Holdings and related statements of operations for the year ended December 31, 2003.

4.3   Conditions Precedent to the Obligation of the Sellers. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions:

(a)   Accuracy of Representations and Warranties. The representations and warranties of Buyer contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and accurate as of the Closing Date as if made at and as of such date (except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b)   Performance of Agreements. Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.

(c)   Certificate. The Sellers shall have received a certificate of Buyer, dated the Closing Date, executed on behalf of Buyer by its President or any Vice President, to the effect that the conditions specified in paragraphs (a) and (b) above have been satisfied.

ARTICLE V

LABOR MATTERS, EMPLOYEE RELATIONS AND BENEFITS

5.1   Collective Bargaining Agreements. Post-closing, Buyer shall ensure that Borden and its Subsidiaries will remain bound by the terms of the collective bargaining agreements set forth in Schedule 5.1 (the “Collective Bargaining Agreements”).

5.2   Comparability of Benefits. For one year following the Closing and except as otherwise specifically provided for in this Article V, Buyer shall, or shall cause Borden or its Subsidiaries to, continue to provide compensation and employee benefits (including, but not limited to, health, welfare, pension, vacation, savings, base salary, bonus and incentive benefits, but excluding any equity or equity-based incentive plans) to Business Employees that are in the aggregate no less than the compensation and employee benefits that are in effect for such Business Employees immediately prior to the Closing. Buyer represents that it has no current intention to modify the current compensation and employee benefit plans of Holdings or its Subsidiaries.

5.3   Welfare Plans. With respect to any “welfare benefit plan” (as defined in section 3(1) of ERISA) maintained by Buyer or any of its Affiliates for the benefit of Business Employees on and after the Closing, Buyer shall (a) cause there to be waived any eligibility requirements or pre-existing condition limitations and (b) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such Business Employees with respect to similar plans maintained by Holdings or any of its Affiliates immediately prior to the Closing.

5.4   Severance. For a period of one year following the Closing Date, Buyer shall maintain a severance pay plan, practice, program or arrangement for the benefit of each Business Employee that is no less favorable than such plan, practice, program or arrangement in effect immediately prior to the Closing Date with respect to such Business Employee.

5.5   Service Credit. Buyer shall give the Business Employees full credit for purposes of eligibility and vesting and benefit accrual under the employee benefit plans and arrangements maintained by Buyer or any of its Affiliates in which such Business Employees participate for such Business Employees’ service with Holdings or its Affiliates or any of their respective predecessors, except to the extent such credit would result in an unintended duplication of benefits.

5.6   WARN Act. Neither Buyer and its Affiliates on the one hand, nor BW and its Subsidiaries on the other hand, shall, at any time prior to 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff”, as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), affecting in whole or in part any site of employment, facility, operating unit or Business Employee. Buyer agrees to cause Borden and its Subsidiaries to provide any required notice under WARN and any other applicable Law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or similar event affecting employees and occurring on or after the Closing or arising as a result of the transactions contemplated hereby

5.7   Bonus Plans. From the Closing Date though the end of the applicable bonus year in which the Closing Date occurs, Buyer shall cause Holdings and its Subsidiaries to (a) continue to maintain the annual bonus plans, management incentive plans and local incentive plans and arrangements maintained by Holdings and its Subsidiaries as in effect immediately prior to the Closing Date and listed on Schedule 5.7 (the “Borden Bonus Plans”) and (b) pay to the Business Employees who (i) participated in such plans immediately prior to the Closing Date and (ii) remain employed by Buyer or any of its Affiliates as of the last day of the applicable bonus year, bonus amounts pursuant to the terms of the Borden Bonus Plans, with such payment to be made in accordance with the terms of the Borden Bonus Plans; provided, however, that notwithstanding anything to the contrary in any Bonus Plan, in the event any Business Employee’s employment is terminated by Buyer or any of its Affiliates, as applicable, without cause prior to the end of the applicable bonus year, such Business Employee shall be entitled to receive a bonus pursuant to the terms of the applicable Bonus Plan equal to the prorated portion of the bonus (based on the number of days the Business Employee was employed during the applicable bonus year and the terms of the applicable Bonus Plan) that such Business Employee would have been eligible to receive in the bonus year in which the date of termination occurs (if the Business Employee had remained employed by Buyer and its Affiliates).

ARTICLE VI

MISCELLANEOUS

6.1   Termination and Abandonment. (a) General. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time, but not later than the Closing Date:

(i)   by mutual written consent of Buyer and BW; or

(ii)   by Buyer or BW if an injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction is issued that prohibits the consummation of the transactions contemplated by this Agreement and such injunction, restraining order or decree is final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used its best efforts to have such injunction, order or decree vacated or denied; or

  (iii)   by either Buyer or BW if the Closing shall not have been consummated on or before September 30, 2004; provided that if the Closing shall not occur on or before such date due to the act or omission of BW or Buyer, then that party may not terminate this Agreement pursuant to this clause (iii).

(b)   Procedure Upon Termination. In the event of the termination and abandonment of this Agreement, written notice thereof shall promptly be given to the other parties hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto; provided, however, that nothing herein shall relieve any party from liability for any intentional or knowing breach hereof.

(c)   Survival of Certain Provisions. The respective obligations of the parties hereto pursuant to Sections 3.1(b), 3.4 and this Article VI shall survive any termination of this Agreement.

6.2   Expenses. Buyer shall bear all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby. The costs and expenses incurred by Holdings, Borden and the Sellers in connection with this Agreement and the transactions contemplated hereby (the “Sellers’ Closing Expense Amount”) shall be paid by Borden.

6.3   Tax Matters. (a) Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Buyer, and the Sellers and Buyer shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such tax laws. For purposes of this Agreement, “Transfer Taxes” shall mean transfer, documentary, sales, use, registration and other such taxes (including all applicable real estate transfer taxes).

(b)   There shall be no withholding pursuant to section 1445 of the Code; provided that the Sellers deliver to Buyer at the Closing certificates complying with the Code and Treasury Regulations, in form and substance reasonably satisfactory to Buyer, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under section 1445 of the Code.

6.4   Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or telecopy, as follows:

(a)    if to the Sellers or, prior to the Closing, Borden, to it at:

BW Holdings LLC
Suite 202; One Little Falls Centre
2711 Centerville Road
Wilmington, Delaware 19808
Attention:  Alyssa Anton
Telecopy:  (302) 633-2808

   with a copy to (which shall not constitute notice):

Borden Chemical, Inc.
180 East Broad Street
Columbus, Ohio 43215
Attention:  Nancy G. Brown, Esq.,
Vice President and General Counsel
 Telecopy:  614-225-2108

-and-
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th StreetSuite 4200
New York, New York 10019
Attention:    Brian Carroll
Telecopy:    212-750-0003

-and-
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:   David J. Sorkin, Esq.
      Sean D. Rodgers, Esq.
Telecopy:      212-455-2502

(b)   if to Buyer, to it at:

c/o BHI Investment, LLC
c/o Apollo Management V LP
9 West 57th Street
New York, New York 10019
Attention:    Joshua Harris
Telecopy:   212-515-3253

with a copy to (which shall not constitute notice):

O’Melveny & Myers, LLP
Seven Times Square
New York, New York 10036
Attention:    John J. Suydam, Esq.
Telecopy:   212-326-2061

or to such other Person or address as a party shall specify by notice in writing to the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of personal delivery or on the third business day after the mailing thereof or, in the case of notice by telecopier, when receipt thereof is confirmed by telephone.

6.5   Entire Agreement. This Agreement (including the Exhibits and Schedules hereto and the documents referred to herein) constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

6.6   Exclusive Remedy. Except as specifically set forth in or arising under this Agreement, from and after the Closing, the parties hereto waive any rights and claims that a party may have against any other party, whether in law or in equity, relating to the transactions contemplated hereby or thereby, including claims for contribution or other rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all claims for breach of duty; provided, however, that nothing set forth in this Agreement shall limit the rights, remedies and claims of any party with respect to any fraud or willful misconduct.

6.7   No Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement other than with respect to the provisions of Section 3.11 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof.

6.8   Assignability. This Agreement shall not be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Buyer may, without the prior written consent of the other parties, assign all of its rights to an Affiliate of Buyer, or, following the Closing, a lender (or agent therefor), for security purposes; provided that, notwithstanding any such assignment, Buyer shall remain liable to perform all of its obligations hereunder, including, without limitation, the obligations to pay to the Sellers the full amount of consideration set forth in Section 1.1 hereof and to pay the Stock Option Settlement Amount (if any payable to the Sellers hereunder), Bonus Payment Amount, the amount required to be paid pursuant to Section 3.10 and the other amounts required to be paid by Buyer on or prior to the Closing pursuant to this Agreement.

6.9   Amendment and Modification; Waiver. Subject to applicable Law, this Agreement may be amended, modified and supplemented by a written instrument authorized and executed on behalf of the parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

  6.10   No Recourse. No recourse shall be available to the assets of any Person that is a member or an Affiliate of any member (including the managing member) of BW, or any officer, director, agent, employee, shareholder or partner thereof for any obligations of BW to Buyer pursuant to this Agreement.

  6.11   Severability. If any provision of this Agreement or the application thereof under certain circumstances is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

  6.12   Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

  6.13    Interpretation. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural; all words in the plural number shall extend to and include the singular; and all words in any gender shall extend to and include all genders. All references to contracts, agreements, leases or other arrangements shall refer to oral as well as written matters.

  6.14   Definitions. As used in this Agreement:

“Affiliate” means, with respect to a specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by agreement or otherwise.

“Board of Directors” means the board of directors of any specified Person and any committees thereof.

“Indebtedness” means with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness of such Person in excess of $1.6 million for the deferred purchase price of property, services or securities, represented by a note, bond, debenture, noncompete payment, earnout payment or similar instrument or document, and any other obligation or liability represented by a note, bond, debenture, noncompete payment, earnout payment or similar instrument or document, (c) all indebtedness of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of the property subject to such mortgage or lien, (d) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are classified and accounted for as capital leases on the most recent audited balance sheet of such Person, (e) all unpaid reimbursement obligations of such Person with respect to drawn-down letters of credit, bankers' acceptances or similar facilities issued for the account of such Person (f) the net unwind value of all obligations of such Person under any forward contract, futures contract, swap, option or other similar financing agreement or arrangement (including caps, floors, collars and similar agreements), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices, (g) all interest, fees and other expenses owed with respect to the indebtedness referred to above (and any prepayment penalties or fees or similar breakage costs or other fees and costs required to be paid in order for such Indebtedness to be satisfied and discharged in full at the Closing (to the extent such indebtedness is required by the terms of such Indebtedness to be paid at Closing as a result of the transactions contemplated by this Agreement)), (h) all indebtedness referred to above which is directly or indirectly guaranteed by such Person or which such Person has agreed to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, but excluding intercompany debt and guarantees and guarantees of performance obligations of another and (i) the portion of current and long term liabilities under “Income Tax Payable” (determined in accordance with GAAP and practices as applied on a consistent basis in the preparation of the Financial Statements), arising from (1) the refiling of state Tax returns in connection with the submission of Federal Tax audit adjustments in response to the completion of the federal Tax audit and (2) withholding Tax liabilities relating to the liquidation of Borden's Colombia Subsidiary. Indebtedness shall include outstanding and unpaid checks to the extent the payments to which such checks relate are not included as liabilities of Borden or its Subsidiaries on the Closing Statement.

“Knowledge of Holdings” means the actual knowledge of a particular fact or other matter by individuals listed on Schedule 6.14.

“Paying Agent” means a paying agent to be selected by BW, who shall act as the paying agent in connection with the transactions contemplated by this Agreement pursuant to a paying agent agreement to be entered into between such paying agent and the Sellers.

“Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a Person under section 13(a)(3) of the Securities Exchange Act of 1934, as amended.

6.15   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

6.16   Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of New York.

6.17   Governing Law. This Agreement shall be governed and construed in accordance with the internal laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

BHI INVESTMENT, LLC

By:  /s/ Joshua Harris
Name:  Joshua Harris
Title:  President

BW HOLDINGS LLC

By: /s/ Alysssa A. Anton
Name: Alyssa A. Anton
Title:    Vice President

BORDEN HOLDINGS, INC.

By: /s/ Alyssa A. Anton
Name: Alyssa A. Anton
Title:    Vice President

BORDEN CHEMICAL, INC.

By:  /s/ Craig O. Morrison
Name: Craig O. Morrison
Title:    President & CEO

 /s/ Craig O. Morrison
CRAIG O. MORRISON

 /s/ Joseph P. Bevilaqua
                                                            JOSEPH P. BEVILAQUA